EXHIBIT 99.1

Tony Frouge
Chief Regulatory Officer
New York Stock Exchange
11 Wall Street New York, NY 10005
T + 1 212 656 2133
tony.frouge@nyse.com

March 4, 2025 Mr. Larry Heaton

Chief Executive Officer Zomedica Corp.

100 Phoenix Drive, Suite 125 Ann Arbor, Michigan 48108

Dear Mr. Heaton:

This will confirm our communication with you and your team that NYSE Regulation has determined to commence proceedings to delist the common shares of Zomedica Corp. (the “Company”) — ticker symbol ZOM — from NYSE American. Trading in the Company’s common shares will be suspended immediately.

NYSE Regulation has determined that the Company is no longer suitable for listing pursuant to Section 1003(f)(v) of the NYSE American Company Guide due to the low selling price of the common shares.

The NYSE American made a public announcement of this decision on March 4, 2025. A copy of the press release is attached. The NYSE American will apply to the Securities and Exchange Commission to delist the Company’s common shares upon completion of applicable procedures, including any appeal by the Company of NYSE Regulation’s decision. Separately, pursuant to the NYSE American Company Guide, the Company must also issue a public announcement through the news media disclosing receipt of this letter and the specific continued listing standards upon which the delisting determination was based.

Under NYSE American delisting procedures, a copy of which is enclosed, the Company has a right to a review of this determination by the Listings Qualifications Panel of the Committee for Review of the Board of Directors of the Exchange, provided a written request for such a review is filed with the Corporate Secretary of the Exchange, Ms. Martha Redding, 11 Wall Street, 19th Floor New York, NY 10005, and e-mailed to NYSE-DelistingAppeals@theice.com, within seven calendar days after receiving this notice. Such written request must state with specificity the grounds on which the Company intends to challenge NYSE Regulation’s decision, must indicate whether the issuer desires to make an oral presentation to the Committee, and must be accompanied or preceded by payment of a non-refundable appeal fee in the amount of $10,000 for an oral hearing or $8,000 for a hearing based on a written submission, plus any outstanding listing fees.

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If you wish to discuss this further, please contact Tanya Hoos at Tanya.Hoos@nyse.com with any questions on the determination or Patrick Troy at Patrick.Troy@nyse.com with any questions on the review process.

Sincerely,

Tony Frouge

Chief Regulatory Officer - NYSE

cc:Karen DeHaan-Fullerton, J.D., Zomedica Corp.

Paul Dorfman, Intercontinental Exchange, Inc. l NYSE Deoclides Machado, NYSE Regulation

Ariel Erazo, NYSE Regulation Enclosures

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